news release

Zi Corporation Comments on Lancer Schedule 13D

CALGARY, AB, December 3, 2003 - Zi Corporation (Nasdaq: ZICA) (TSX: ZIC), a leading provider of intelligent interface solutions, today commented on a statement of beneficial ownership on Schedule 13D filed by the Lancer receiver late yesterday with the SEC. According to the statement, the receiver said that it owns through four Lancer entities 19,407,364 common shares of Zi Corporation, or approximately 49 percent of the total issued and outstanding common shares of the Company.

Under the United States Securities Act of 1933, the Receiver is deemed to be an affiliate of Zi and its holdings in Zi are subject to resale restrictions absent registration under the Securities Act. Under U.S. law, the amount of securities that may be publicly sold in the United States by an affiliate within any three-month period may not exceed the greater of one percent of the total number of Zi shares outstanding, or the average weekly reported volume of trading in Zi shares during the four weeks prior to the filing of a notice with the SEC of an intention to sell. The volume limitation does not apply to sales by the Receiver on the Toronto Stock Exchange.

The following is an excerpt from the Schedule 13 D:

"The purpose of the appointment of the Reporting Person as Receiver was to administer and hold the assets of the Receivership Entities. In the course of the administration of the assets of the Receivership Entities, the Reporting Person has hired an investment manager and has charged its investment manager generally with the task of proposing strategies for maximizing the net present value obtainable from the assets of the Receivership Entities over the next five years. The Reporting Person currently does not intend to dispose of a substantial portion of the Common Stock of the Issuer held by the Receivership Entities in the public markets. The Reporting Person may from time to time seek to sell or transfer a limited amount of the Common Stock of the Issuer held by the Receivership Entities in the public markets based on its evaluation of the business prospects of the Issuer and upon other factors, including but not limited to, general economic and business conditions and stock market conditions."

The Receiver's determination of the number of Zi Corporation shares owned by Lancer was made after extensive research into, and analysis of, several sets of Lancer records, as well as a number of brokerage accounts and other records, some of which were subpoenaed by the court. Zi Corporation voluntarily assisted the Receiver during the process and provided copies of its shareholder records.

The full text of the Schedule 13D filed with the U.S. Securities and Exchange Commission can be found at the following link: http://www.sec.gov/Archives/edgar/data/922658/000095014403013386/g86166sc13d.htm

Background

Through various court proceedings, certain of the Lancer funds and management companies are in receivership or creditor protection. In early July of this year, a U.S. federal judge froze the assets of certain Lancer funds and appointed an attorney from the law firm of Hunton & Williams, LLP as receiver for Lancer Management Inc. The Receiver filed an initial report on September 8 in the U.S. District Court in Florida, noting, among other things, that numerous substantial investment position discrepancies had been identified in many of the funds' holdings and the Receiver, therefore, remained uncertain at that time of the funds' ownership interest in many of those portfolio companies, which uncertainty the Company understood may have included Zi.

Until now the Receiver had been unable to provide the Company with information pertaining to the holdings of the funds.

About Zi Corporation

Zi Corporation (www.zicorp.com) is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company's intelligent predictive text interfaces, eZiTapTM and eZiText, allow users to personalize the device and simplify text entry providing consumers with easy interaction for short messaging, e-mail, e-commerce, Web browsing and similar applications in almost any written language. eZiNetTM, Zi's new client/network based data indexing and retrieval solution, increases the usability for data-centric devices by reducing the number of key strokes required to access multiple types of data resident on a device, a network or both. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on the Nasdaq National Market (ZICA) and the Toronto Stock Exchange (ZIC).

Certain statements in this press release that involve expectations or intentions (such as those relating to future deployments or planned cooperation) may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The information in this press release is based on Zi Corporation's current expectations and assumptions, and is subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks include, among others, general business and economic conditions, competitive actions, continued acceptance of Zi Corporation's products and services and dependence on third party performance as well as the risks and uncertainties referred to in Zi Corporation's 20-F for the most recent calendar year that is filed with the Securities and Exchange Commission. The reader should not place undue reliance on such forward looking statements. Zi Corporation does not assume any obligation to update such forward looking statements.

For more information:

Allen & Caron Inc
Jill Bertotti (investors)
E-mail: jill@allencaron.com
Len Hall (Business/Financial media)
E-mail: len@allencaron.com

Phone: (949) 474-4300